BANDAG, INCORPORATED AND SUBSIDIARIES

Exhibit 3.1, Amendment to By-Laws

          I, WARREN W. HEIDBREDER, Secretary of Bandag, Incorporated, an Iowa corporation, hereby do certify that the following is a true and correct copy of Resolutions adopted at a meeting of the Board of Directors held on May 2, 2000, at which a quorum was present, and that such Resolutions are in full force and effect:

     RESOLVED that Article IV, Sections 6(a) and 7 of the by-laws of the Company be amended as follows:

               Section 6(a). Vice Chairman of the Board. Each Vice Chairman of the Board shall perform such duties as may be assigned to him by the Board of Directors. In the absence or disability of the Chairman of the Board, the Vice Chairman shall preside at meetings of the shareholders and of the Board of Directors.

               Section 7. The President. The President shall perform such duties as may be assigned to him by the Board of Directors. He shall have authority to execute bonds, mortgages and other contracts requiring the seal, under the seal of the Corporation, except where required and permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation.

     FURTHER RESOLVED that the words "Stock Option Committee" in the third sentence of Section 6 of Article IV of the By-laws of this Corporation are hereby deleted and the words "Management Continuity and Compensation Committee" substituted therefor.

          IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the said BANDAG, INCORPORATED on the Secretary Certificate this 29th day of August, 2000.


                                           \S\ Warren W. Heidbreder

                                           Warren W. Heidbreder, Secretary